SW Innovative Holding’s Inc.

d. b. a. Everybody’s Phone Company

Thursday, December 15, 2016

United States Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549

RE: SW Innovative Holdings, Inc.

       Offering Statement on Form 1-A

Filed on November 18, 2016

File No. 024-10641

Dear Ms. Kate Beukenkamp,

This letter is in response to your letter dated December 14, 2016.

Answer to question 1:

On or about Thursday December 15, 2016; the company filed a form 1-Z that concludes/terminates the form 1-A qualified on May 20, 2016.

Please consider the form 1-A filed on November 18, 2016 to be the only active registration statement that the company will benefit from the sale of registered stock.

In addition:

We plan on registering the securities in the State of New York upon qualification of the Offering by the United States Securities and Exchange Commission, and that the State of New York stands by ready to register the Securities for sale upon the filing of a final prospectus and payment of the State Registration Fee(s).

Thank you,

/s/ Norman George

Mr. Norman George

President

SW Innovative Holdings, Inc.

6666 Harwin, Suite 664

Houston, Texas 77036

(713) 268-1610

(713) 268-1820 fax

www.everybodysphonecompany.com